KONECRANES®
Lifting Businesses™

FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

07020299

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

2 January, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Release and Announcements published by the Company on 15 – 22 December, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

PROCESSED

JAN 17 2007

THOMSON
FINANCIAL

SEC MAIL PROCESSING RECEIVED JAN 10 2007 WASH. D.C. 210 SECTION

dlw 1/16

KCI Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358-20 427 11 Fax +358-20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES IR CALENDAR 2007

All events are indicated in Finnish time (EET).

Financial Statements 2006	14 February, 2007 10.00 a.m.
Annual Report 2006	Week starting on 26 February, 2007
Record date for the AGM	26 February 2007
Notice of participation in the AGM	5 March 2007 (No later than)
Annual General Meeting 2007	8 March, 2007
First quarter results	27 April, 2007 10.00 a.m.
Second quarter results	1 August, 2007 10.00 a.m.
Third quarter results	31 October, 2007 10.00 a.m.

Quarterly Results Briefing for Financial Analysts and Press
A presentation for financial analysts and media will be held on each day of the result publication at 12.00 noon EET.

Quarterly Results Webcast
There will be a live webcast of the results briefing available at www.konecranes.com including the opportunity to join the Q&A session.

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbors. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has 7,500 employees, at more than 340 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
Helsinki Stock Exchange
Media

KONECRANES DISPOSES OF ITS OWN SHARES AS PART OF AN INCENTIVE SCHEME DIRECTED TO THE MANAGING DIRECTOR

The Board of Directors of KCI Konecranes Plc has today approved a long-term incentive scheme directed to Pekka Lundmark, the Managing Director of the Company. The incentive scheme will be implemented by disposing of the Company's own shares held by the Company on the basis of the authorization granted to the Board of Directors by the General Meeting of Shareholders on 8 March 2006.

Pursuant to the incentive scheme a total of 50,000 shares in the Company will be sold to the Managing Director in December 2006 and 50,000 shares in January-February 2007 on terms and conditions defined in the terms of subscription. The shares sold are subject to a five year transfer restriction. As part of the scheme the Company will pay a separate bonus to the Managing Director to cover the taxes levied as a result of the arrangement.

The purpose of the incentive scheme is to motivate the Managing Director to contribute in the best possible manner to long-term success of the Company and increased shareholder value for all shareholders of the Company.

"Through the incentive scheme Lundmark will invest a substantial amount of his own funds in the Company's shares for five years, which shows long-term commitment by the CEO", says Stig Gustavson, the Chairman of the Board. "The Company's share price has increased from 7.50 euros to its current level of some 20 euros during Lundmark's period as the CEO of the Company. This development has been used as grounds for determining the share price. The agreed price of 12 euros corresponds approximately to the average share price calculated from the beginning of year 2005", Gustavson continues.

The Board of Directors of the Company is also considering to present to the Annual General Meeting of Shareholders to be held in the spring 2007 the approval of another incentive program that would be directed to a wider group of key personnel. The aim of such new incentive program and the scheme that is now being implemented is to ensure the continuity of the Company's incentive schemes. The previous option program of the Company is from year 2003.

The terms of subscription for the directed issue of shares relating to the Managing Director's incentive scheme are attached to this release. After the issuance of shares the Company will hold 742 600 own shares in the Company. The Board of Directors will consider possibilities to use also these shares in accordance with the authorization granted by the General Meeting of Shareholders.

KCI KONECRANES PLC
Board of Directors

For further information, please contact
Chairman of the Board, Stig Gustavson
Tel. +358 400 411 119

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

ATTACHMENT: Terms of subscription

ISSUE OF SHARES IN KCI KONECRANES PLC
15 DECEMBER 2006

TERMS OF SUBSCRIPTION

The Board of Directors of KCI Konecranes Plc (the "Company") has today based on the authorization granted to it by the General Meeting of Shareholders of the Company on 8 March 2006 to dispose of the Company's own shares, decided to issue in deviation of the shareholders' pre-emptive rights a total of 100,000 own shares in the Company to the Managing Director of the Company on the following terms:

1. SHARE SUBSCRIPTION AND SUBSCRIPTION PRICE
A total of 100,000 shares currently held by the Company are offered in deviation of the shareholders' pre-emptive rights to be subscribed by the Managing Director of the Company, Mr. Pekka Lundmark (the "Subscriber"), as part of the incentive scheme directed to the Managing Director.

The shares shall be subscribed for to a price of EUR 12 per share. The subscription price is based on the objectives set for the incentive scheme to reward and increase the commitment of the Subscriber and to motivate the Subscriber to contribute to long-term success of the Company.

The subscription price shall be booked in the invested unrestricted equity fund.

2. SUBSCRIPTION OF THE SHARES AND TERMS OF PAYMENT
The shares are subscribed for by the approval and due signing by the Subscriber of the respective Incentive Agreement to be entered into between the Subscriber and the Company. The subscription price for the first 50,000 shares shall be paid to the bank account designated by the Company no later than 31 December 2006 and the subscription price for the remaining 50,000 shares no later than 28 February 2007. The Board of Directors of the Company approves without separate announcement the subscriptions made according to these terms of subscription.

3. REASONS FOR THE DEROGATION FROM THE PRE-EMPTIVE RIGHTS OF THE SHAREHOLDERS

The issue of shares is carried out in order to put into place a new incentive scheme of the Company approved by the Board of Directors on this same day with the aim of motivating the Managing Director of the Company to contribute in the best possible manner to long-term success of the Company and increased shareholder value for all shareholders of the Company. The share issue is carried out on the basis of the authorization granted to the Board of Directors by the General Meeting of Shareholders on 8 March 2006, by which the Board of Directors is authorized to dispose of own shares purchased by the Company for the purpose of granting incentives to key personnel. Therefore, the derogation from the pre-emptive rights of the shareholders has strong economic grounds as defined in Chapter 9 Section 4 of the Companies Act.

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 15 400 new shares subscribed for with KCI Konecranes' 1997 stock option rights have been recorded in the Trade Register on 20 December, 2006.

Following these subscriptions KCI Konecranes Plc's share capital increased by EUR 7700 totalling EUR 29 898 460. The number of shares will increase to 59 796 920 shares.

Trading in the new shares will start on or about 22 December, 2006.

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbors. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 21 December, 2006 11.00 a.m. 1

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 280 800 new shares subscribed for with KCI Konecranes' 1999 B, 2001 A, 2003 A and 2003 B series stock options have been recorded in the Trade Register on 21 December, 2006.

Following these subscriptions KCI Konecranes Plc's share capital increased by EUR 140 400 totalling EUR 30 038 860. The number of shares will increase to 60 077 720 shares.

Trading in the new shares will start on or about 22 December, 2006.

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbours. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has over 7,000 employees, at more than 340 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

DISPOSAL OF OWN SHARES ON 22 DECEMBER, 2006 (DIRECTED ISSUE)

KCI Konecranes Plc has today disposed of 50,000 own shares in the Company's possession to Managing Director Pekka Lundmark as part of the long-term incentive scheme announced on 15 December, 2006.

Trading code KCI1V
Total number of shares 50,000
Price/share 12.00 EUR
Total price 600,000 EUR
After the disposal on 22 December, 2006, the number of own shares in Konecranes' possession is 792,600 shares.

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media